HAMPDEN BANCORP, INC.

SECOND AMENDED AND RESTATED BYLAWS

ARTICLE II - BOARD OF DIRECTORS

Section 1.                       General Powers, Number, Term of Office and Limitations.

The business and affairs of the Corporation shall be under the direction of its Board of Directors. The number of Directors who shall constitute the Whole Board shall be such number as the Board of Directors shall from time to time have designated, except that in the absence of such designation shall be thirteen (13).  The Board of Directors shall bi-annually elect a Chairman of the Board from among its members who shall, when present, preside at its meetings.  Any director elected as Chairman of the Board shall not serve more than two full terms as Chairman of the Board.  The Chairman of the Board may not be a current officer or employee of the Company or any of its subsidiaries.

The Directors, other than those who may be elected by the holders of any class or series of Preferred Stock, shall be divided, with respect to the time for which they severally hold office, into three classes, with the term of office of the first class to expire at the first annual meeting of stockholders, the term of office of the second class to expire at the annual meeting of stockholders one year thereafter and the term of office of the third class to expire at the annual meeting of stockholders two years thereafter, with each Director to hold office until his or her successor shall have been duly elected and qualified. At each annual meeting of stockholders, Directors elected to succeed those Directors whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each Director to hold office until his or her successor shall have been duly elected and qualified.

No person shall be qualified to be elected to serve as a Director if he or she has reached, or will reach in the year of election, the age of seventy five (75) years.~~; provided, however, that any Director who was an existing Trustee of Hampden Savings Bank as of February 12, 1997 shall be exempt from this prohibition.~~